RADICA GAMES LIMITED
                           REPORTS FOURTH QUARTER AND
                               FISCAL YEAR RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 10, 2000                           PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201



(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today earnings for the fourth quarter and fiscal year ended December 31, 1999. Diluted earnings per share for 1999 were $0.95 before a charge to write-off the company's loan to an affiliated company. Reported earnings including this charge were $0.90 for the year and $0.16 for the quarter. Total revenues for fiscal year 1999 were $133.5 million and after tax profits were $17.1 million.

"1999 was a difficult year for Radica and our shareholders as a result of the significant decline in sales of our hit fishing games. In spite of the unfavorable comparisons to 1998, our profitability was among the best reported in the industry this year and met expectations for the fourth quarter," said Pat Feely, Radica's President and CEO.

"During 1999 Radica transformed itself from a company dependent upon a limited range of products into a diversified, entertainment technology company. With
1999 now behind us, we enter the new millenium with enthusiasm for the growth potential in each of our major business segments including electronic handheld games, Girl Tech youth electronic products, LMP video game controllers and our recently announced Plug & Play TV games which utilize the Xavix technology. We believe we have laid a solid foundation for the future," said Feely

Sales for both the fiscal year and the fourth quarter were impacted by a drop in ODM sales for the year from $36.3 million in 1998 to $27.9 million in 1999 together with the softening of the fishing product market, which dropped to $25.4 million or 19% of sales in fiscal 1999 from $64.5 million or 40% of sales in fiscal 1998. This was offset by sales growth in other product areas including other handheld games and Girl Tech products which grew 19.1% from $58.6 million in 1998 to $69.8 million in 1999, together with the six months of sales attributable to the Company's new acquisition, Leda Media Products Limited ("LMP"), of $10.4 million.

The gross profit for fiscal year 1999 was $55.3 million compared to $85.9 million in fiscal 1998 and the gross margin for the year was 41.4% compared to 53.9% in the prior year. The gross profit for the fourth quarter was $17.7 million compared to $23.9 million in the same period of 1998 and the gross margin was 39.8% compared to 50.4% for the same period last year.

The decrease in gross margin was due to the effect of the sales of lower margin LMP controller products, the effect of increased licenses, together with the effect of certain amounts of air freight due to shortages of raw materials due to the Taiwan earthquake earlier this year.

Operating income for fiscal 1999 was $16.3 million compared to $48.1 million for the same period last year. Operating expenses were $39.0 million in fiscal year 1999 compared to $37.8 million in the same period in 1998, due to increased research and development costs, together with increased depreciation and amortization due to the acquisition of LMP. For the three months ended December 31, 1999, selling, general and administrative costs were significantly higher than in the same period in 1998 due to the timing of charges for advertising. The operating margin dropped to 12.2% during the year compared to 30.2% during the same period last year.

During the quarter the Company wrote down its $1 million bridge loan to its independent affiliate Sharegate as a result of losses incurred in 1999 and projected ongoing losses at Sharegate in 2000. The Company noted that the telecommunications startup continues to meet its planned objectives and is currently in the process of raising a round of venture financing of which the Radica bridge loan will be a part. The Company said that it does not intend to invest additional funds in the current round of financing. Its investment in Sharegate is now zero on Radica's balance sheet which at this level would result in no further charges to income from Sharegate in 2000.

The Company also noted that earnings before interest, tax, depreciation and amortization ("EBITDA") for the year were $20.7 million giving fully diluted EBITDA per share of $1.09, and that at December 31, 1999 its cash per fully diluted share stood at $1.69.

On the balance sheet, inventories increased from $20.3 million at the end of December 1998 to $24.6 million at the end of December 1999. This was due to approximately $3 million of additional inventory purchased as a hedge against the "Y2K bug" together with the acquisition of LMP (LMP's inventory at year end was $3.2 million). LMP has not only added the controller business to the Company, but has added U.K. distribution of Radica product which has additional inventory requirements. Accounts receivable were also up from $14.9 million to $23.8 million due to the LMP acquisition (LMP's receivables stood at $6 million at December 31) and the timing of payments from customers at the end of December due to the "Y2K bug". The Company noted that it has collected $12.7 million of these receivables since December 31.

During the quarter the Company commenced construction of a $3 million extension to its factory which will add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. This will give a total employee maximum of 8,000 and will allow for a peak production of over one million games per week.

A total of 150,000 shares were repurchased during the quarter at an average price of $8.13 and 1,538,500 shares for the fiscal year at an average price of $11.66.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com" and about Girl Tech at "www.girltech.com".


                                    -- END --

                                             RADICA GAMES LIMITED
                                    CONSOLIDATED STATEMENTS OF OPERATIONS



(US Dollars in thousands,                              THREE MONTHS ENDED             TWELVE MONTHS ENDED
 except per share data)                                     DECEMBER 31,                  DECEMBER 31,
                                                   ---------------------------     ---------------------------
                                                      1999           1998             1999           1998
                                                   ------------   ------------     ------------   ------------
                                                   (unaudited)    (unaudited)      (unaudited)    (unaudited)
REVENUES:
Net sales                                             $ 44,472       $ 47,373        $ 133,522      $ 159,369
Cost of sales                                          (26,763)       (23,483)         (78,229)       (73,438)
                                                   ------------   ------------     ------------   ------------
Gross profit                                            17,709         23,890           55,293         85,931
                                                   ------------   ------------     ------------   ------------

OPERATING EXPENSES:
Selling, general and administrative expenses           (10,964)        (6,949)         (28,049)       (28,432)
Research and development                                (2,158)        (1,165)          (6,036)        (4,120)
Depreciation and amortization                           (1,399)          (955)          (4,956)        (3,748)
Acquired research and development                            -              -                -         (1,500)
                                                   ------------   ------------     ------------   ------------
Total operating expenses                               (14,521)        (9,069)         (39,041)       (37,800)
                                                   ------------   ------------     ------------   ------------

OPERATING INCOME                                         3,188         14,821           16,252         48,131

OTHER INCOME                                               511            672            1,231          1,115

SHARE OF LOSS OF AFFILIATED COMPANY                     (1,044)          (158)          (1,748)          (421)

NET INTEREST INCOME                                        188            421            1,469          1,965
                                                   ------------   ------------     ------------   ------------

INCOME BEFORE INCOME TAXES                               2,843         15,756           17,204         50,790

CREDIT (PROVISION) FOR INCOME TAXES                         35          1,290             (149)           164
                                                   ------------   ------------     ------------   ------------

NET INCOME                                             $ 2,878       $ 17,046         $ 17,055       $ 50,954
                                                   ============   ============     ============   ============

EARNINGS PER SHARE - BASIC:

Net earnings per share                                  $ 0.16         $ 0.90           $ 0.94         $ 2.56
                                                   ============   ============     ============   ============

Average number of shares outstanding                17,735,192     18,931,205       18,144,179     19,904,105
                                                   ============   ============     ============   ============

EARNINGS PER SHARE - ASSUMING DILUTION:

Net earnings per share and
  dilutive potential common stock                       $ 0.16         $ 0.85           $ 0.90         $ 2.41
                                                   ============   ============     ============   ============

Average number of shares and dilutive
   potential common stock outstanding               18,430,094     20,085,120       18,979,349     21,116,296
                                                   ============   ============     ============   ============

                                                   RADICA GAMES LIMITED
                                               CONSOLIDATED BALANCE SHEETS

                                                          ASSETS

                                                                           DECEMBER 31,            DECEMBER 31,
                                                                      --------------------    --------------------
(US Dollars in thousands, except share data)                                  1999                    1998
                                                                      --------------------    --------------------
                                                                          (unaudited)             (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                       $  32,159                $ 47,527
Accounts receivable, net of allowances for doubtful accounts of $389 ($446 at Dec. 31, 1998) and estimated customer
  returns of $624 ($1,077 at Dec. 31, 1998)                                        23,750                  14,860
Inventories, net of provision of $2,339 ($2,437 at Dec. 31, 1998)                  24,625                  20,294
Prepaid expenses and other current assets                                           5,495                   1,796
Income taxes receivable                                                               514                       -
Deferred income taxes                                                               3,667                   3,754
                                                                      --------------------    --------------------

        Total current assets                                                       90,210                  88,231
                                                                      --------------------    --------------------

INVESTMENT IN AFFILIATED COMPANY                                                        -                     703
                                                                      --------------------    --------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                 17,523                  16,500
                                                                      --------------------    --------------------

INTANGIBLE ASSETS, NET                                                             14,351                   2,750
                                                                      --------------------    --------------------

DEFERRED INCOME TAXES, NONCURRENT                                                      11                       6
                                                                      --------------------    --------------------

        Total assets                                                            $ 122,095               $ 108,190
                                                                      ====================    ====================

                                          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                               1,464                       -
Accounts payable                                                                   12,029                   9,411
Notes payable due within one year                                                   1,399                       -
Accrued payroll and employee benefits                                               2,511                   2,688
Accrued expenses                                                                    7,614                   8,204
Income taxes payable                                                                   70                   2,152
                                                                      --------------------    --------------------

        Total current liabilities                                                  25,087                  22,455
                                                                      --------------------    --------------------

NOTES PAYABLE DUE AFTER ONE YEAR                                                   10,946                       -
                                                                      --------------------    --------------------

        Total liabilities                                                          36,033                  22,455
                                                                      --------------------    --------------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,639,594 shares outstanding (18,896,694 at Dec. 31, 1998)                         176                     189
Additional paid-in capital                                                          1,757                   9,382
Retained earnings                                                                  84,100                  76,215
Cumulative translation adjustment                                                      29                     (51)
                                                                      --------------------    --------------------

       Total shareholders' equity                                                  86,062                  85,735
                                                                      --------------------    --------------------

       Total liabilities and shareholders' equity                               $ 122,095               $ 108,190
                                                                      ====================    ====================